EXHIBIT (1)(a)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND ANNOUNCES

TENDER OFFER TO PURCHASE UP TO 5% OF OUTSTANDING SHARES

BOSTON, MA, November 12, 2024 – Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) previously announced that the Fund will conduct a tender offer for up to 5% of the Fund’s then-outstanding common shares if, during the four-month measurement period beginning July 9, 2024 through November 8, 2024, the Fund’s common shares trade at an average discount to net asset value (“NAV”) of more than 7.5% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period) (the “First Trigger Event”). The Fund has determined that the conditions of the First Trigger Event have been met. Accordingly, the Fund expects to commence a tender offer on or about December 10, 2024, with the expiration of the tender offer currently anticipated to be on or about January 9, 2025 (the “Tender Offer”). The Tender Offer will be for up to 5% of the Fund’s then-outstanding common shares at 98% of NAV per share as of the close of regular trading on the New York Stock Exchange on the date the Tender Offer expires.

Additional terms and conditions of the Tender Offer will be set forth in the Fund’s offering materials filed with the U.S. Securities and Exchange Commission (the “SEC”), which also will be distributed to the Fund’s common shareholders. If the number of common shares tendered for the Fund exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional common shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s common shares tendered in the Tender Offer. The Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as will be set forth in the offering materials. Further information about the Tender Offer will be announced in future press releases and the Fund’s offering materials.

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About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.6 trillion in assets under management or supervision as of September 30, 2024. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service, and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Initial Conditional Tender Offer will not be conducted unless the prescribed conditions are met. If the conditions of the First Trigger Event are met, the Initial Conditional Tender Offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. The Fund will then also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they will contain important information about the Initial Conditional Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.